February 4, 2025

Nicholas Murphy
Chief Executive Officer and Managing Director
GenEmbryomics Limited
Level 14, Australia Square
264-278 George Street,
Sydney NSW 2000
Australia

       Re: GenEmbryomics Limited
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted January 21, 2025
           CIK No. 0002038033
Dear Nicholas Murphy:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted January 21, 2025
Prospectus Summary
Overview, page 9

1.     We note the expanded disclosures you provided in response to comment 2.
Please
       further expand these disclosures to include the period over which the intangible asset will be amortized or if it will have an indefinite life. Also address this comment for the Genetic Genie Agreement along with other material terms of the agreement,
 February 4, 2025
Page 2

       including whether the 378,947 Ordinary Shares is an upfront payment, if any other consideration is required to be paid or issued, and the period over which the development and implementation work with be completed.
Capitalization and Indebtedness, page 47

2. We note the revisions you made to the table in response to comments 5 and 6. Please revise your columnar presentation to clearly indicate that column 2 reflects the adjustments to the historical presentation in column 1 for of the subsequent events to your June 30, 2024 balance sheet and to include a summation, pro forma column.
       Please revise the second bullet point to only include a discussion of the adjustments included in column 2. Please then include separate bullet point discussions for the last four columns that reflect the repayment of the promissory notes and additional penalty amount via ordinary shares and then the repayment of the promissory notes and accrued interest with the IPO proceeds.
Dilution, page 48

3. Please correct the amount included for the dilution in net tangible book value per
       Ordinary Share to investors in this offering. In this regard, the stated per share amount for the initial public offering is $4.75 compared to the as adjusted net tangible book value per Ordinary Share after this offering of $0.354, resulting in dilution of
       $4.40 not $0.493.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 54

4. Please provide disclosures for the $601,740 of additional loans you have entered into subsequent to June 30, 2024, including the material terms of the loans and the maturity dates by amount (e.g., the amount with the maturity date of February 15,
       2025).
Promissory Notes, page 55

5.     We note the expanded disclosure you provided in response to comment 6.
Please
       further expand this disclosure to provide quantified information for the number of
       Ordinary shares to be issued, including the dollar value of the shares, and quantification of the cash payment to be made that includes accrued interest. Further expand your disclosure to note the amount of finance expense you will be required to recognize.
Government Authorizations and Regulations
U.S. Food and Drug Administration, page 78

6. We note your revised disclosure in response to our prior comment 11 that you expect that Couplet-GenomeScreen will be required to make a 510(k) premarket submission to the FDA and do not anticipate the commercial launch of such product until the third quarter of fiscal year 2026, "[g]iven [the] anticipated FDA regulatory requirements
       for Couplet-GenomeScreen    and a 90-day review period for a 510(k)
       submission." Please revise to briefly explain the FDA's regulation of medical devices, the 510(k) clearance process, the FDA's classification of medical devices into one of
 February 4, 2025
Page 3

       three classes (Class I, Class II, and Class III) depending on its level of risk, and the expected classification of your Couplet-GenomeScreen product into one of the three classes. Please also revise to clarify that there is no guarantee that your product candidate will obtain FDA approval and include risk factor disclosure discussing the implications if you do not receive approval under the Section 510(k) regulatory pathway.
       Please contact Tracey Houser at 202-551-3736 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Sarah Hewitt